Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Phormed Inc
9735 Wilshire Blvd., Suite 216
Beverly Hills, CA 90212
www.phormed.com

Up to $107,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Phormed Inc
Address: 9735 Wilshire Blvd., Suite 216, Beverly Hills, CA 90212
State of Incorporation: NV
Date Incorporated: May 15, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $107,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Bonuses*:

- Invest within the 1st week and receive 20% bonus shares.
- Invest within the 2nd week and receive 15% bonus shares.
- Invest within the 3rd week and receive 10% bonus shares.
- Invest within the 4th week and receive 5% bonus shares.
- New Year's Bonus - Invest between Jan 1st, 2020 and Jan 3rd, 2020 and receive 15% bonus shares

Volume Based Bonuses and Perks*:

- Invest >$500, you will receive 5% bonus shares & access to our Investor Club which allows you to vote on drug names, receive special investor updates, and attend Q&A sessions
- If you invest >$1,500, you will receive 10% bonus shares & access to our Investor Club.
- If you invest >$5,000, you will receive 15% bonus shares & access to our Investor Club.
- If you invest >$10,000, you will receive 20% bonus shares, an in-person meeting with the leadership team**, and access to our Investor Club.

Investors cannot qualify for both bonuses in any single investment. If an investor qualifies for two bonuses the higher of the two bonuses will be applied. All perks occur after the offering is completed.

**Travel Not Included

The 10% Bonus for StartEngine Shareholders

Phormed Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

PhorMed, a biotech company, primary function is R&D in drug development and clinical research. It's focus is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma (HL) and Parkinson's disease (PD). The company's proprietary drug is a platform technology, a gene repair therapy and immunotherapy. It has been determined that our drug is active along specific cell lines, being able to target damaged or mutated cells due to cancer, viruses and a variety of other factors. Our studies include cancer cells, blood cells and due to its special ability to pass through the Blood Brain Barrier (BBB), neurological cells. Because of the drugs wide range of activity, the company has been able to build a broad platform off of a single molecule. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom. This is accomplished through proliferation, it's ability to repair the DNA of damaged or mutated cells; by immunotherapy, boosting the body's immune system through cytokine induction; and by stem cell signaling and proliferation, stimulating cell division once the cell is repaired and functioning properly. All of these mechanisms work in unison, allowing the body to repair itself and return to a healthy condition.

Competitors and Industry

If we follow our level of success the company will replace chemotherapy, radiation and bone marrow transplants as first line treatments. Our drug will revolutionize the industry making the current methods obsolete when treating AML and Hodgkin's Lymphoma (HL), while creating a new drug class in the treatment for Parkinson's disease (PD). Currently, there are no first line treatments available in PD. By proving concept, our technology will lead in the treatment of AML, HL and PD, taking control of the majority of the existing marketplace. We plan to partner with major pharmaceutical companies and/or large biotech companies who have very long reaching marketing arms world-wide. Our goal is to make our treatment available to everyone the world over and change the current landscape of cancer and Neurological disorders.

Current Stage and Roadmap

Phase I/II trials are initiated under our FDA specified IND # 124642 for AML. We are currently preparing the protocol and FDA submission package for Hodgkin's Lymphoma (HL) and will be going into final review at our clinical site. Once submitted to the FDA we expect to be in a Phase II trial under the same IND # 124642. We are now working with our clincal site to perfect a protocol for Parkinson's disease (PD) and once competed and submitted to the FDA, we expect to be in Phase I/II trials under a new IND #. We have been fast tracked in AML and expect the same designations for HL and PD. We will be applying for orphan drug status where applicable. We are actively and currently expanding our pipeline.

The Team

Officers and Directors

Name: McCoy Moretz M.D.

McCoy Moretz M.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/CFO/Secretary/Treasurer/Director
  Dates of Service: May 15, 2019 - Present
  Responsibilities: Manage medical related issues, assist in protocol design and front person in speaking engagements. Salary will be waived the first 3 months of the fund raising campaign, then will be $100,000 but capped at $60,000 while $40,000 will be deferred until company raises $1 million. Upon closing a licensing deal the annual salary will be $275,000; 2,250,000 common shares

- **Position:** Chief Medical Officer
  Dates of Service: May 15, 2019 - Present
  Responsibilities: Deal with all medical related actions

Other business experience in the past three years:

- **Employer:** F.A.C.E. Of Beverly Hills – McCoy Moretz MD INC
  Title: President
  Dates of Service: December 01, 2016 - Present
  Responsibilities: Surgeon

Other business experience in the past three years:

- **Employer:** Vitality Surgery Center PLLC
  Title: Medical Director
  Dates of Service: July 18, 2016 - Present
  Responsibilities: Surgeon

Other business experience in the past three years:

- **Employer:** Summit Surgical Center
  Title: Surgical Staff
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Perform Surgery

Other business experience in the past three years:

- **Employer:** Breathalyzer Equalizer, LLC
  Title: VP - co-founder
  Dates of Service: September 01, 2011 - Present
  Responsibilities: Medical advisor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational drug company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying voting shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits
PhrMed Inc was formed on 5/15/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PhorMed Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the treatment is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We have a limited product and technology portfolio at the current time.
We have one (1) product in phase I/II clinical trials ("AML"). Our portfolio contains four (4) other indications entering into phase I/II and phase II ("Parkinson's disease", "Hodgkin's Lymphoma", "Immune Thrombocytopenia Purpura" and "Stroke"). There can be no assurance that any of our other product ideas will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. There can be no assurance that any programs or technologies that we might license or acquire in the future will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

We must obtain governmental approval for each of our product candidates.
The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or

limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

The results of our future clinical trials may not support the product candidate claims. Even if our clinical trials are completed as planned, their results may not support the product-candidate claims, or the FDA or government authorities may not agree with the conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that we will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of the NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

Delays in patient enrollment for clinical trials could increase costs and delay regulatory approvals.

The rate of completion of our clinical trials will depend on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for our products and any other product we may develop or in-license. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, recent improvements in existing drug therapy may make it more difficult for us to enroll patients in the clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

We face intense competition.

The industry is highly competitive, so, even if our products ultimately get approved by the FDA, their success depends on our management's ability to sustain competitive advantages. The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and are expected to be increasingly so in the future. Other larger and well funded companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to address the same patient or subject population. Therefore, our lead product, other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor's product is better than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all. There are many reasons why a competitor might be more successful than us, including: • Most competitors have greater financial resources and can afford more technical and development setbacks than we can. • Most competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than us in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us. • Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed. • Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before us, then it will be authorized to sell its products before we can sell our products. The first company "to market" often has a significant advantage over latecomers; a second-place position could result in less-than-anticipated sales. • The recent completion of the sequencing of the human genome may result in an acceleration of competing products due to enhanced information about disease states and the factors that contribute to the disease.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, our management has no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If our management is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We do not have any manufacturing facilities and expect to rely on one or more third-party manufacturers to properly manufacture any products we may develop or in-license and may not be able to quickly replace manufacturing capacity without the use of a third party's manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the Good Manufacturing Practices ("GMP") requirements, and the noncompliance could not be rapidly rectified. Our inability or reduced capacity to have any products we may develop or in-license manufactured would prevent us from successfully commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program, and could have an adverse effect on any potential sales or profits.

We could occasionally become subject to commercial disputes that might harm our business by distracting our management from the operation of our business and by increasing expenses. If we do not prevail in such disputes, they could subject us to potential monetary damages and other remedies.

From time to time we can become engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact of our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating the business and the cost of defending these disputes would reduce operating results. We may be subject to product liability claims. The development, manufacture, and sale of pharmaceutical products would expose us to the risk of significant losses resulting from product liability claims. Although management intends to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance or we may not cover certain potential claims. We may not be able to afford to obtain product liability insurance due to rising costs in insurance premiums in recent years. If our management is able to secure insurance coverage, we may be faced with a successful claim in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending us may have a material adverse impact on operations.

In-licensing of drug-development programs could result in operating difficulties, dilution and other harmful consequences.

We may seek to in-license certain technologies, but have only limited experience in these types of transactions. From time-to- time, management may engage in discussions regarding in-licensing or certain technologies management believes critical to our business. Any one of these transactions could have a material effect on our financial condition and operating results.

Our drug-development programs depend upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct pre-clinical and clinical trials under agreements. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to the programs or pursue them as diligently as we would if it were undertaking such programs. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and the introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist the competitors at our expense, any competitive position would be harmed. If conflicts arise with our collaborators, they may act in their self-interests, which may be adverse to our interests. Conflicts may arise in our collaborations due to one or more of the following: • disputes with respect to payments that we believe are due under a collaboration agreement; • disagreements with respect to ownership of intellectual property rights; • unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities; • delay of a collaborator's development or commercialization efforts with respect to drug candidates; or • termination or non-renewal of the collaboration. In addition, with our collaborations, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that management may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand. Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets.

Events outside of our management's control could jeopardize our ability to protect our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services, if any, are distributed. In addition, the efforts our management has taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect the operating results.

While our goal is to obtain patent protection for our innovations, they may not be patentable or our management may choose not to protect certain innovations that later turn out to be important for our business.

Even if we do obtain protection for our potential innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following: • The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then management will not be able to prevent imitation and any product may not be commercially viable. • Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of our patents the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents in-licensed is found to be invalid, we may lose our competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements. • In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use discoveries or to develop and commercialize technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending the intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect us.

Although we try to avoid infringement, there is the risk that we may be sued for infringing patented technology owned by another person or entity.

For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly other legal actions, and there can be no guarantee of a successful outcome. Our management also seeks to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future.

Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of the technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. Any intellectual property claims, whether merited or not, could be time-consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators could lead to: • payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights; • injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or • we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We have wide discretion as to the use of the proceeds of this Offering and may not

choose to use the proceeds effectively.

We plan to use the net proceeds from this Offering for the purposes set forth under "Estimated Uses of Proceeds." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which we deem to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, we will have discretion with respect to the use of the proceeds of this Offering and may apply the proceeds in ways with which you do not agree. Investors must depend upon our management's judgment as to the use of proceeds. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. Investors will not participate in these decisions and must evaluate this risk.

We rely on highly skilled personnel and, if unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of the organization. Competition in the industry for qualified employees is intense and it is likely that certain competitors will directly target some of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate existing employees. Management may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals is intense, and we may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success. The CEO is not a majority shareholder and only has a minor role in daily operations and has major roles in other companies. Retaining him and/or replacing him with a qualified person may create hardship to the company and could hinder growth.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Prof. Richard L. Chang	30,465,000	Common Stock	78.12

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Promissory Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 39,000,000 outstanding.

Voting Rights

1:1 voting

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights of any class of preferred stock may be designated by the board of directors at a future date.

Material Rights

The rights, preferences, priviliges, and restrictions of any class of preferred stock may be designated by the board of directors at a future date.

Promissory Convertible Note

The security will convert into Common stock and the terms of the Promissory Convertible Note are outlined below:

Amount outstanding: $10,000.00
Maturity Date: November 05, 2020
Interest Rate: 20.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: The "Holder" can convert at any time or will convert by company at default

Material Rights

20% interest; 20% discount with a 10% bonus. With a pricipal of $10,000 invested at 20% interest the P&I is $12,000 after 12 months. With a discount of 20% ($12,000/$0.80) equals 15,000 shares. Full dilution would add an additional 15,000 shares to the total outstanding or 39,015,000 common shares if converted at 12 months (the bonus shares of 1,000 are already included withinin the 39,000,000 shares).

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Start-up operation and marketing
  Date: November 05, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 39,000,000
  Use of proceeds: N/A
  Date: May 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Operations can continue throughout clinical operations without being revenue generating. The company will raise the necessary funds so it becomes marketable to partners at which time the company will solicit development partnerships with major pharmaceutical and large biotech companies one quarter way through any phase II trial to sell licensing rights in exchange of operating dollars. We will need roughly $1.5 million for operation then an additional $2.5 million to push the clinical operations to the desired stage. Opertions will commence once the first $250,000 is raised by first operating with a skeleton staff, which is all that is needed the first 3 months for regulatory filings with the clincial site and FDA. With the first $1 million raised manufacturing of the study drug will be run and all filing activities will be conducted at the clincial site and within the first 6 months additional staff will be added. With the fist $4 million raised the company will be fully operational and will continue to raise funds with the goal of raising $11 million.

Foreseeable major expenses based on projections:

The major expenses for the company will consist of but not limited to drug manufacturing; payroll; 3rd party labor including clincial research organization (CRO) services which assist in Clinical Site and FDA filing preperation; and clincial operations which includes patient treatment and data collection.

Future operational challenges:

The company expects additional approvals and further progress with the FDA; will continue to expand the patent portfolio; start treatment of new disease states with the expansion of the companies pipeline; and add clincial sites in and outside the United States.

Future challenges related to capital resources:

Low capital may slow patient enrollment or restrict expansion of additional clincial sites. The company may choose to focus its resources to only 1 or 2 indications to control is expenditures.

Future milestones and events:

With the first $4 miilion the company will generate efficacy milestones (positive results) which will greatly increase the company's value and will entice partnerships with non-dilutive development partners such as major pharmaceutical and large biotech companies who will offer large injections of development capital in exchange of licensing rights. This potential partnership will have no dilution to investors or existing shareholders.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has $6,500 on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are currently offering a private placement of $100,000 convertible note/debt funding over and above the crowd funding. The terms being offered are 20% interest; 20% discount to the market price (from $1.00 discounted to $0.80) upon conversiton; and an initial 10% bomus shares offered at signing. The company intends to repay all notes but in case the notes convert full dilution to the company will be 160,000 common shares which inclules the $100,000 principal and $20,000 interest converted at $0.80 (120,000 / .80 = 150,000 shares) plus the 10,000 bonus shares.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Depending on the success of crowd funding the percentage of operational capital can be up to 99% from crowd funding campaign. If the company opens up discussions with investment bankers and/or brings on non-dilutive development partners, the percentage could drop to 5-25% from the crowdfunding campaign. If the company only raises $10,000 from crowd funding the viabilty of the company will need to reply on private placement fundraising to stay operational.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will not be viable if it only raise the minimum of $10,000 and it will need to reply on raising funds and will need to increase its private placement offereing dramatically.

How long will you be able to operate the company if you raise your maximum funding goal?

With a maximum raise of $107,000 the company will be able to operate for 3 months, pay CRO expenses, consultants, salaries, and general overhead which are all required to furthing clincial operations and its filings with the clinical site and FDA. The company will also handle all of its USPTO filings, patent assignment paperwork, and pay legal and patent fees. The company will continue its presence in social media and marketing to maintain investor awareness to its progress. The company will operate with a skeleton staff until such time it is able to raising its next round of funding up to $1 million through its crowd funding campaign.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company intends to generate additional working capital by licensing world-wide distribution rights to major pharmaceutical and large biotech companies. These transactions would be non-dilutive to current investors. Traditional amounts can range between $40-200 million. A go-public transaction is also being considered as another exit strategy where an IPO could generate working capital.

Indebtedness

- **Creditor:** Investor: Chiropractic Care Center
  Amount Owed: $10,000.00
  Interest Rate: 20.0%
  Maturity Date: November 05, 2020
  20% interest; 20% discount. Holder can convert into common shares at any time; and 1000 bonus shares were issued at signing

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $39,000,000.00

Valuation Details:

The company calculated its pre-money valuation by first comparing the Market Cap of publicly traded biotech companies. Conditions to qualify are companies that have equal or less advancement of technologies in their pineline in comparison to PhorMed. These conditions are as follows: The publicly traded companies must have at least 1 or 2 indications in a phase I/II or II clinical trial, but no more than 2; must not have any clinical trials in phase III; must be pre-revenue; and must not have any failed trials within the last 12 months.

A few of the companies used as comparables are listed here. Protagonist Therapeutics (PTGX) $300 million with 2 drugs in Phase II; XOMA Corporation (XOMA) $140 million with 1 drug in Phase II; Pieris Pharmaceuticals (PIRS) $230 million with 2 drugs in Phase I/II.

By using the lowest figure of $140 million, the company then discounted that amount by more than $100 million ($140mm less $101mm) to $39 million. The above valuation and all calculation's and supporting information were prepared by the company.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  50.0%
  Continued efforts on marketing to gain traction in the crowd funding campaign

- *Operations*
  43.0%
  Rent, general overhead, IT and other labor

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Research & Development*
  30.0%
  Clinical research administrator will work with 3rd party Clinical Research organization (CRO) $10k/month to advance Clinical Site and FDA submissions. Protocols will be review by clinical sites and final submission packages assembled for submission to the clinical sites internal review board (IRB).

- *Marketing*
  30.0%
  Continued efforts for crowd funding campaign

- *Company Employment*
  33.0%
  Our clinical support staff (clinical research administrator/research consultant and administrative assistant) $12k/month will work with CRO and the clinical site to finalize protocols and complete submission packages to the FDA. None of these funds will go towards Dr. Moretz's salary. His salary is being accrued in this round of fund raising.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.phormed.com (http://www.phormed.com/investor-relations/public-filings/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/phormed

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Phormed Inc

[See attached]

I, McCoy Moretz, the Chief Executive Officer of PhorMed Inc, hereby certify that the financial statements of PhorMed Inc and notes thereto for the periods From Inception (May 15, 2019) to October 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in previous year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___11/15/2019___ (Date of Execution).

 (Signature)

___CEO_____ (Title)

___11/15/2019_____ (Date)

PHORMED INC
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF INCEPTION (MAY 15, 2019) TO OCTOBER 31, 2019

PhorMed Inc
Index to Financial Statements
(unaudited)

PHORMED INC
BALANCE SHEETS
FOR THE YEAR ENDED OCTOBER 31, 2018
(unaudited)

	October 31, 2019
ASSETS	
Current Assets	
Cash and Cash Equivalents	7,000
Total Current Assets	7,000
Non Current Assets	
TOTAL ASSETS	$ 7,000
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Loan Payable	10,000
Accrued liabilities	500
Total Current Liabilities	10,500
Non Current Liabilities	
Total Liabilities	10,500
Equity	
Common Stock, par value $0.001, 100,000,000 shares authorized, 39,000,000 issued and outstanding	39,000
Preferred Stock, par value $0.001, 10,000,000 shares authorized, 0 issued and outstanding	-
Additional Paid In Capital	-
Subscription Receivable	(39,000)
Retained Earnings	-
Net Income	(3,500)
Total Equity	(3,500)
TOTAL LIABILITIES & EQUITY	$ 7,000

PHORMED INC
STATEMENTS OF OPERATIONS
FROM INCEPTION (MAY 15, 2019) TO OCTOBER 31, 2019
(unaudited)

	October 31, 2019
Revenue	$ -
Cost of Goods Sold	-
Gross Margin	-
Expenses	
General and Administrative Expenses	3,500
Total Expense	3,500
Operating Income	(3,500)
Depreciation Expense	-
Income Tax Expense	-
Net income	$ (3,500)

PHORMED INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FROM INCEPTION (MAY 15, 2019) TO OCTOBER 31, 2019
(unaudited)

	Common stock		Preferred stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception (May 15, 2019)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders shares	39,000,000	39,000	-	-	(39,000)	-	-	-
Contribution	-	-	-	-	-	-	-	-
Distribution	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(3,500)	(3,500)
Balance at October 31, 2019	39,000,000	$ 39,000	-	$ -	$ (39,000)	$ -	$ (3,500)	$ (3,500)

- 6 -

PHORMED INC
STATEMENTS OF CASH FLOWS
FROM INCEPTION (MAY 15, 2019) TO OCTOBER 31, 2019
(unaudited)

		October 31, 2019
Cash flows from operating activities		
Net income	$	(3,500)
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accrued liabilities		500
Net Cash Provided By Operating Activities:		**(3,000)**
Cash flows from Financing activities		
Loan		10,000
Contribution		-
Net cash received from financing activities		**10,000**
Net (decrease) increase in cash and cash equivalents		7,000
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	**$**	**7,000**

NOTE 1 – NATURE OF OPERATIONS

Phormed Inc. was formed on May 15, 2019 ("Inception") in the State of Nebraska. The balance sheet of Phormed Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, CA.

PhorMed, a biotech company, primary function is R&D in drug development and clinical research. It is focus is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of our product when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Promissory Convertible Note
On November 5, 2019, the company entered a convertible note agreement with Chiropractic Care Center in the amount of $10,000. The loan matures on November 5, 2020 and the interest rate on any unpaid balance is 100% per year. As an inducement for providing the principal amount, the company shall also issue Holder a number of shares of company common stock equal to 10% of the principal sum of this note divided by $.00 per share.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000,000 shares of common stock with the par value of $0.001. As of October 31, 2019, the Company had issued 39,000,000 shares of common stock for a value of $39,000.

Preferred Stock

We have authorized the issuance of 10,000,000 shares of preferred stock shares with the par value of $0.001. As of October 31, 2019, the Company no preferred shares of has been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 31, 2019 through November 15, 2019, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

PhorMed

Utilizing gene therapy to target cancer and mutated cells



 Website   📍 Beverly Hills, CA   **BIOTECHNOLOGY**

PhorMed is a biopharmaceutical company leading the charge in the field of genomic medicine. We utilize gene therapy to target cancer and mutated cells, allowing the body to begin healing itself, and give new hope to patients suffering from diseases like AML, Hodgkin's Lymphoma and Parkinson's, among others.

$0.00 raised ⓘ

0	98
Investors	Days Left
$1.00	**$39M**
Price per Share	Valuation
Equity	**$250.00**
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   🤍 Follow

Reasons to Invest

- Current first-line treatment options have severe side-effects and can be toxic

- Exciting technology with the potential to treat multiple diseases means expanding opportunities for new markets and the potential for growth

- The potential market is $8B+ per year

"Our drug has the chance to forever alter the way these diseases are treated"

THE PROBLEM

Many common life-threatening diseases like cancer require dangerous treatments that have long lasting side-effects

Patients suffering from Acute Myeloid Leukemia (AML), Hodgkin's Lymphoma (HL), and Parkinson's Disease (PD) are all faced with the reality of either no realistic treatment options, or a potentially harmful and painful treatments like chemotherapy or radiation.

- **Acute Myeloid Leukemia (AML)**
- **Hodgkin's Lymphoma (HL)**
- **Parkinson's Disease (PD)**

Limited To No Options Or Require Harmful And Dangerous Treatment

THE SOLUTION

We believe our early-stage drug shows immense promise in the treatment of these diseases

We are in the midst of clinical trials with our proprietary drug that will potentially be able to treat patients diagnosed with AML, HL, PD, and other projected diseases.

PhorMed's lead technology, RP-323, is a gene repair therapy



THE MARKET

Unfortunately, these deadly diseases are ubiquitous

The world market for drugs treating HL is projected to post a compound annual growth rate (CAGR) of 16% over the next four years. The same projections expect the market to reach $1.4B by 2024.

The CAGR of the AML market is expected to be around 14% over the next five years, and is expected to top $1.5B by 2024.

The PD therapeutics world market was valued at over $2B in 2016 and is expected to rise with a CAGR of 10.9% from 2017 to 2025.

Combined, the total annual market for three of our drug's potential uses could reach close to $8B by 2025.


PD
$5.2b



Total Market
$8b plus

AML
$1.5b

HL
$1.4b

Our drug has been proven to be safe in early studies

Phase I Clinical Trial and safety study has been completed and has established the validity and effectiveness of our drug. We are satisfied that unlike the current treatment options, our drug's side effects are non-threatening and short-lasting.

Next Clinical Trial is underway for AML, and protocols from our clinical site are currently under review.



Phase I
Completed

WHAT WE DO

Patients receive the drug via IV infusion

The drug is administered through intravenous infusion, with patients treated in 3-5 cycles. Each cycle is approximately one month in duration, with five treatments per week, followed by a two week rest period.

Treatment recipients are not required to remain in the hospital thanks to the limited side effects and unobtrusive nature of the drug.



Treatment recipients are not required to remain in the hospital thanks to the limited side effects and unobtrusive nature of the drug.

THE BUSINESS MODEL

Our financial directives are value driven creating multiple potential exit strategies for our investors

The company intends to create a number of exits, by licensing distribution rights, creating partnerships with pharmaceutical companies, and through an IPO.

Potential partnerships can be made for each indication within our pipeline creating separate and distinctive pathways to the market.



Multiple Pathways to the Market

HOW WE ARE DIFFERENT

We focus on treating the disease rather than the symptoms

RP-323 utilizes gene repair therapy to target damaged or mutated cells, and repair a broad range of cell types. Most importantly the FDA has set a low threshold for us requiring only 35 patients and >20% efficacy. This allows us a greater chance of approval, less money to develop, and faster to market.


Toxic

THE VISION

We are driven to fulfill unmet medical needs

Phase II Clinical Trials are targeted for completion in the next 2.5 years. During the same period, the goal is to complete multiple licensing deals with pharmaceutical and/or biotech companies. These major steps will precipitate expansion of our pipeline and the potential placement of multiple products in the marketplace.

We anticipate that in the next 3-4 years our company will be able to take advantage of the growing market and help fulfill unmet medical needs.



Goal

Complete Phase II

OUR TEAM

We are experienced professionals with both industry and practical knowledge

Our CEO, McCoy Moretz, M.D., has been an Officer and Founder of multiple biopharmaceutical companies, has extensive experience as a keynote speaker across the world and has multiple publications, patents, and awards to his name.

Our Chief Scientific Officer and Inventor Professor Richard L. Chang has authored 122 peer-reviewed journal publications, filed multiple patents in the field of the treatment of cancer, infectious disease, hematology, and neurological disorder. He has over 50 years of research experience and was a Director of Research at Rutgers University.

Our other co-founders and advisory team are all similarly well-experienced in biopharmaceutical entrepreneurship in addition to extensive academic knowledge.



Richard L. Chang
Inventor & CSO

McCoy Moretz, M.D.
CEO

WHY INVEST

We believe our drug can make the lives of patients astronomically better

We have an opportunity to forever change the options facing patients suffering from these awful diseases. With treatment from our drug we believe these patients will be able to take back their lives, and won't be saddled with long-lasting side effects, or be required to live in the hospital for weeks on end.

The company anticipates a clear path toward an open and ever growing marketplace. Through partnerships and a number of other possible exit strategies, we are confident in our potential and our ability to fulfill the markets need for new and safe treatment options.



May 2019

PhorMed

Our Company Launches!

Incorporated and partnered with key management and advisors

June 2019

Company secures key personnel

The company secures all of its key personnel and 3rd party support

August 2019

Patents assigned to Company

5 patents were awarded to the company. The inventor Prof.Richard L. Chang agrees and assigns his IP in exchange of company shares.

August 2019

Company adds 3 members to the Advisory Board

Professor Xi Zheng, Professor Renping Zhou, and Sean O'Connell, Ph.D. joins the company's advisory board.

September 2019

Company adds one member to the Advisory Board

Professor Harold H. Lee joins the company's advisory board

November 2019

Clinical Site activity

The company and the clinical site meet to finalize contract terms and schedule 2020 activities

December 2019

Launched on StartEngine

Now YOU can own a part of our company!

December 2019

Engage the clinical site

A major university research hospital will be joining our team to conduct clinical trials in cancer and Parkinson's disease. Soon to be announced. (ANTICIPATED)

January 2020

CRO prepares FDA submission documents

Phormed's CRO, will make final reviews of documents and prepare them for submission to the FDA and clinical sites IRB for the start of AML trials. (ANTICIPATED)

February 2020

Clinical Site activity

The company will prepare for patient enrollment (ANTICIPATED)

Meet Our Team



McCoy Moretz M.D.

CEO/Treasurer/Secretary/ CMO/Director; Dr. Moretz's



Prof. Richard L. Chang

Inventor and Scientific Affairs; Writes and



Isis Luna

Operations Director; Manages all internal



Steven J. Davis

Legal Councel; Mr. Davis has his own law practice

CMO/Director, Dr. Moretz's primary job is at PhorMed but will continue being surgeon at his own practice, F.A.C.E. of Beverly Hills; Work at PhorMed entails spokes person for all speaking engagements, symposiums and conferences, manage all corporate and clincial directives, assist in protocol design, maintain clincal site communications, assist in expanding clinical sites, and manage all medical related work; 25 hrs/week and will increase as needed.

McCoy Moretz, MD has been Chief Executive Officer, Chief Medical Officer, Director, Founder and on the advisory board of multiple biopharmaceutical and medical device companies such as HypGen, Inc, Ermis Labs, LED Technologies, LLC, Kathy Ireland World Wide, Inc., Torri Labs, Equalizer, LLC, b:You Marketing Group, and Rich Pharmaceuticals, Inc. Dr. Moretz has numerous world-wide speaking engagements, has publications and patents, and has more than 30 years of medical and life-science experience. He is an award winning Board Certified Surgeon with multiple certifications. He has earned a degree in Doctor of Medicine from Medical College of Georgia in Augusta, Georgia.

Affairs, writes and publishes new findings, manages all scientific related work, assists writing and appoves all protocol designs, continues the work to better understand the mechanisms of action, and creates all 'methods' for analytical, manufacturing and clinical operations; full time with PhorMed

Inventor and patent holder of multiple indications. He has authored 122 peer-reviewed journal publications; has filed multiple significant patents for the treatment of cancer, Infectious disease, hematology and neurological disorders; and has presented over 150 scientific abstracts. Prof. Chang has over 50 years of research experience with such companies as Hoffman-La-Roche, Schering Corp and Burroughs Wellcome and a full professor and director of Research at Rutgers University. He successfully launched and completed off IND and IND phase I trials in China and US.

Manages all internal operations, human resources, keeps all records and maintains all meeting minutes and filings; full time with PhorMed

Ms. Luna has 11 years of experience in management starting her professional career within philanthropic organizations, along side the Roosevelt family. Shortly after, she stepped up to executive officer in multiple biopharmaceutical companies, using her skills in organization and knowledge in business operations and management. For the last 6 years she served as Chief Operating Officer at Rich Pharmaceuticals, Inc. and HypGen Inc. biotech company. Isis graduated with a Bachelor of Arts degree from University of Florida.

has his own law practice and primary job at SD Law Group APC; Work at PhorMed entails managing and maintaining all legal, filings, compliance and regulatory matters; 5 hours/week or as needed

Mr. Davis has over 27 years experience in corporate and business law. His experience ranges from serving on the Board of Directors of Philter Labs, Inc., and on the Board of Directors and Audit, Compensation and Nominating Committees of Telanetix, Inc. Prior to starting his own practice, Mr. Davis served as General Counsel and an executive officer of Molecular Imaging Corporation, and as in-house counsel for Leap Wireless International, Inc. He also practiced in the Business and Corporate Group in the San Diego office of Luce, Forward, Hamilton & Scripps LLP (now Dentons), a full-service law firm with over 200 attorneys, where he advised both private and public clients. Mr. Davis is licensed to practice law in California, the District of Columbia, and Minnesota. He received his Juris Doctor, Cum Laude, from the University of San Diego, School of Law in 1992. He received his B.A. in Political Science, Cum Laude, from Arizona State University in 1988.



Joseph Huffman

Financial Director; Mr. Huffman has his own CPA firm and primary job at Huffman & Huffman, LLC; Work at PhorMed entails maintaining accounting books, A/P, A/R, payroll, taxes, creates financial statements, and files all tax returns; 10hrs/week or as needed

Joseph has been in the finance and accounting industries for 32 years. His experience ranges from a commercial lending Vice President to managing partner

at Huffman & Huffman LLC
CPA's since 1998. He has been a
CPA for 28 years and has served
as a Finance Director in
biotechnology for over 13 of
those years. Joseph has a
Master of Science degree in
accounting.

Offering Summary

Company : Phormed Inc

Corporate Address : 9735 Wilshire Blvd., Suite 216, Beverly Hills, CA 90212

Offering Minimum : $10,000.00

Offering Maximum : $107,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 107,000

Price per Share : $1.00

Pre-Money Valuation : $39,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Bonuses*:

- Invest within the 1st week and receive 20% bonus shares.
- Invest within the 2nd week and receive 15% bonus shares.
- Invest within the 3rd week and receive 10% bonus shares.
- Invest within the 4th week and receive 5% bonus shares.
- New Year's Bonus - Invest between Jan 1st, 2020 and Jan 3rd, 2020 and receive 15% bonus shares

Volume Based Bonuses and Perks*:

- Invest >$500, you will receive 5% bonus shares & access to our Investor Club which allows you to vote on drug names, receive special investor updates, and attend Q&A sessions
- If you invest >$1,500, you will receive 10% bonus shares & access to our Investor Club.
- If you invest >$5,000, you will receive 15% bonus shares & access to our Investor Club.
- If you invest >$10,000, you will receive 20% bonus shares, an in-person meeting with the leadership team** and access to our Investor Club.

leadership team**, and access to our Investor Club.

*Investors cannot qualify for both bonuses in any single investment. If an investor qualifies for two bonuses the higher of the two bonuses will be applied. All perks occur after the offering is completed.

**Travel Not Included

The 10% Bonus for StartEngine Shareholders

Phormed Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I am Dr Moretz Mcoy, CEO, Chief Medical Officer and Director of PhorMed, a biopharmaceutical company dedicated to treating unmet medical needs in Neurology and Hematologic Cancers by treating the cause rather than the symptom. RP-323 is our proprietary platform technology for the treatment of diseases like AML, Hodgkin's Lymphoma and Parkinson's, among others. RP-323 utilizes gene repair therapy, repairing and replacing mutated cells through stem cell signaling, promoting immune response by elevating white blood cell count and other mechanisms of action to offer potential extension of life and even remission of these diseases. As a company, PhorMed has devoted itself to finding a way to combat the current lack of treatment options for those who suffer from these conditions. Human beings' physiology is an incredible and complicated design that is both inherently resilient and fragile. Our bodily systems are constantly struggling against external and internal forces, determined to attack the cracks in our body defenses, giving rise to life-altering and potentially terminal diseases. The medical advances we have made have helped in the treatment of many ailments, but some diseases continue to elude us, and consequently our fellow humans who suffer from these diseases are offered little hope. These patients have been relegated to few treatment options, some that come with potentially devastating side effects that can be as lethal as the disease themselves, or no hope of treatment at all. I would like to welcome and thank you for taking a moment to listen to this message. We'd like to offer a unique opportunity for you to join us in our efforts to continue on the path with this exciting new technology that utilizes a new approach to treatment, offering hope to patients and their families who suffer with diseases that devastate lives. Thank you for listening and be well.

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<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov



040105

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
Barbara K. Cegavske	20190212083-98
Barbara K. Cegavske	Filing Date and Time
Secretary of State	05/15/2019 3:13 PM
State of Nevada	Entity Number
	E0227782019-0

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	PHORMED INC

2. Registered Agent for Service of Process: (check only one box)	☒ Commercial Registered Agent: SPRING VALLEY SOLUTIONS, LLC Name ☐ Noncommercial Registered Agent (name and address below) **OR** ☐ Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity _____ _____ Nevada _____ Street Address City Zip Code _____ _____ Nevada _____ Mailing Address (if different from street address) City Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 110000000	Par value per share: $ 0.001	Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) MCCOY MORETZ Name 9735 WILSHIRE BLVD, #216 LOS ANGELES CA 90212 Street Address City State Zip Code 2) _____ Name _____ _____ ____ ____ Street Address City State Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)	The purpose of the corporation shall be: ANY LEGAL PURPOSE	**6. Benefit Corporation:** (see instructions) ☐ Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. MCCOY MORETZ X MCCOY MORETZ Name Incorporator Signature 9735 WILSHIRE BLVD, #216 LOS ANGELES CA 90212 Address City State Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity. X SPRING VALLEY SOLUTIONS, LLC _____ 5/15/2019 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 1-5-15

ARTICLES OF INCORPORATION

OF

PHORMED INC

ARTICLE I
NAME

The name of the corporation shall be PhorMed Inc. (hereinafter, the "Corporation").

ARTICLE II
REGISTERED OFFICE

The initial office of the Corporation shall be 9735 Wilshire Blvd, Suite 216, Beverly Hills, CA 90212. The initial registered agent of the Corporation shall be Spring Valley Solutions, LLC, 4955 S. Durango Rd. Ste. 165, Las Vegas, NV 89113. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III
CAPITAL STOCK

Section 1. *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is one hundred-ten million (110,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. *Common Stock.*

    (a) *Dividend Rate.* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the **"Articles"**) or the Nevada Revised Statues (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

    (b) *Voting Rights.* Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

    (c) *Liquidation Rights.* In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) *No Conversion, Redemption, or Preemptive Rights.* The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) *Consideration for Shares.* The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. *Preferred Stock.*

(a) *Designation.* The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) *Certificate.* Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. *Non-Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV
DIRECTORS AND OFFICERS

Section 1. *Number of Directors.* The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2. *Initial Directors.* The name and post office box or street address of the director(s) constituting the initial board of directors is:

Name	Address
McCoy Moretz	9735 Wilshire Blvd, Suite 216, Beverly Hills, CA 90212

Section 3. *Limitation of Liability.* The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4. *Payment of Expenses.* In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder, including, but not limited to, in connection with such person being deemed an Unsuitable Person (as defined in Article VII hereof).

Section 5. *Repeal And Conflicts.* Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

ARTICLE V
COMBINATIONS WITH INTERESTED STOCKHOLDERS

At such time, if any, as the Corporation becomes a "resident domestic corporation", as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statute.

ARTICLE VI
BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

IN WITNESS WHEREOF, the Corporation has caused these articles of incorporation to be executed in its name by its Incorporator on May 15, 2019.

/s/ McCoy Moretz
McCoy Moretz